InBev

RECEIVED
2004 SEP -8 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By courier

04036734

Leuven, 2 September 2004

Dear Madam,

InBev S.A.

Subject: ~~Interbrew S.~~A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

9/9

Enclosure: press release

Press release

InBev

Brussels, 2 September 2004 - **The following announcement will be published by InBev in Brazilian media today, 2 September, 2004.**

InBev S.A., further to the press release published on August 31, 2004, informs the market that the mandatory tender offer resulting from the transactions related to the control of Companhia de Bebidas das Americas – AmBev informed in such press release, shall be executed by InBev S.A. or by a Brazilian subsidiary thereof.

The tender offer, according to article 254-A of Law 6,404/76, shall take place for a price in Reais equivalent, on the tender offer auction date, to € 353.28 for each thousand common shares of AmBev ("MTO Price"), after the granting of registration thereof by the Comissao de Valores Mobiliarios.

The MTO Price corresponds to 80% of €441.60, which was the value attributed to each thousand common shares of AmBev in the transfer of control transaction and which was based on: (i) the exchange of 141,712,000 InBev S.A. shares for 8.199.047.952 AmBev common shares, and (ii) the closing price of the InBev S.A. (formerly Interbrew) shares on Euronext Brussels Stock Exchange on the day of the closing of the transaction (i.e., August 27, 2004), equivalent to €25.55.

The tender offer shall include all outstanding common shares in the float.

The MTO Price will be paid in Brazilian Reais, as converted according to the foreign exchange rates prevailing on the auction date.

Note: Dutch and French translations will follow shortly.

About InBev
InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.inbev.com.

InBev Contacts:
Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com

Scotiabank

Scotiabank reports strong third quarter results

Third quarter highlights compared to the same period a year ago:

– Net income of $733 million, compared to $626 million, up 17.2%

– Earnings per share (diluted) of $0.71, compared to $0.60, an 18.3% rise

– Return on equity of 19.4% versus 17.7%

– Tier 1 capital ratio of 11.3%, compared to 10.6%

Toronto, August 31, 2004 – Scotiabank reported strong earnings in the third quarter of 2004 with net income of $733 million, an increase of 17.2% from the third quarter of 2003, spurred by solid contributions from the Bank's three major business lines. Earnings per share (diluted) were $0.71, up 18.3% from $0.60 in the third quarter of 2003.

"Scotiabank continued to benefit this quarter from its strategy of diversifying across three strong growth platforms," said Rick Waugh, President and CEO. "As well, credit quality continued to improve. The provision for credit losses is at its lowest quarterly level in more than five years.

"In Canada, exceptional growth in mortgages and strong gains in other retail lending assets have allowed us to earn through tighter margins in the current low interest rate environment.

"Our international division continues to post strong results in all regions, driven by business growth and acquisitions in Latin America and the Caribbean, and lower credit losses in Asia.

"At Scotia Capital, an improvement in credit quality and a focus on cross-selling of non-credit products resulted in a year-over-year increase in net income and an improvement in ROE compared to recent years.

"The Bank's capital position remains very strong, with a tangible common equity ratio that is the highest of the major Canadian banks. This capital strength gives us tremendous flexibility and will enable us to continue to increase returns to our shareholders, just as we've done over the past four years in doubling our dividend."

For the nine-month period ended July 31, 2004, net income was a record $2,223 million, compared to $1,817 million in the same period last year, an increase of 22.4%. Earnings per share (diluted) were $2.13 versus $1.71, up 24.6%, and return on equity was 20.2% compared to 17.2%.

Year-to-date performance versus our 2004 targets was as follows:

1. TARGET: Earn a return on equity (ROE) of 16% to 19%. In the first nine months, Scotiabank earned a ROE of 20.2%.
2. TARGET: Generate growth in earnings per common share of 10% to 15% per year. Our year-over-year growth in earnings per share was 24.6%.
3. TARGET: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 55.3%, one of the best in the financial sector.
4. TARGET: Maintain strong capital ratios. At 11.3%, Scotiabank's Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

Live audio Web broadcast of the Bank's analysts' conference call. See page 19 for details.

Financial Highlights

(Unaudited)	As at and for the three months ended July 31 2004	April 30 2004	July 31 2003	For the nine months ended July 31 2004	July 31 2003
Operating results *($ millions)*					
Net interest income (TEB[1])	**1,534**	1,558	1,630	**4,640**	4,844
Total revenue (TEB[1])	**2,569**	2,807	2,639	**7,964**	7,852
Provision for credit losses	**50**	130	200	**350**	773
Non-interest expenses	**1,472**	1,523	1,453	**4,401**	4,237
Provision for income taxes (TEB[1])	**264**	313	291	**828**	812
Net income	**733**	786	626	**2,223**	1,817
Net income available to common shareholders	**727**	780	616	**2,191**	1,756
Operating performance					
Basic earnings per share[2] ($)	**0.72**	0.77	0.61	**2.17**	1.74
Diluted earnings per share[2] ($)	**0.71**	0.75	0.60	**2.13**	1.71
Return on equity (%)	**19.4**	21.8	17.7	**20.2**	17.2
Productivity ratio (%) (TEB[1])	**57.3**	54.3	55.1	**55.3**	54.0
Net interest margin on total average assets (%) (TEB[1])	**2.15**	2.21	2.28	**2.18**	2.23
Balance sheet information *($ millions)*					
Cash and securities	**85,030**	81,273	78,886		
Loans and acceptances	**182,248**	179,887	179,577		
Total assets	**286,890**	283,634	282,160		
Deposits	**201,133**	197,641	190,284		
Preferred shares	**550**	550	800		
Common shareholders' equity	**14,981**	14,857	13,933		
Assets under administration	**162,121**	162,274	161,165		
Assets under management	**21,151**	20,929	20,204		
Capital measures					
Tier 1 capital ratio (%)	**11.3**	11.2	10.6		
Total capital ratio (%)	**13.7**	13.6	13.1		
Tangible common equity to risk-weighted assets[3] (%)	**9.5**	9.4	8.7		
Risk-weighted assets *($ millions)*	**155,516**	155,679	157,191		
Credit quality					
Net impaired loans after general allowance[4] *($ millions)*	**(227)**	(104)	317		
General allowance for credit losses *($ millions)*	**1,425**	1,475	1,475		
Net impaired loans as a % of loans and acceptances[4]	**(0.12)**	(0.06)	0.18		
Specific provision for credit losses as a % of average loans and acceptances	**0.22**	0.30	0.43	**0.30**	0.55
Common share information					
Share price[2] ($)					
High	**36.88**	37.45	32.19	**37.45**	32.19
Low	**32.90**	33.38	27.52	**31.08**	22.28
Close	**36.60**	35.15	30.24		
Shares outstanding[2] *(millions)*					
Average (basic)	**1,008**	1,011	1,010	**1,010**	1,009
Average (diluted)	**1,024**	1,028	1,027	**1,026**	1,025
End of period	**1,008**	1,009	1,012		
Dividends per share[2] ($)	**0.30**	0.25	0.22	**0.80**	0.62
Dividend yield (%)	**3.4**	2.8	2.9	**3.1**	3.0
Dividend payout ratio[5] (%)	**41.6**	32.4	36.1	**36.9**	35.7
Market capitalization *($ millions)*	**36,899**	35,452	30,605		
Book value per common share[2] ($)	**14.86**	14.73	13.76		
Market value to book value multiple	**2.5**	2.4	2.2		
Price to earnings multiple (trailing 4 quarters)	**13.0**	13.0	13.2		
Other information					
Employees	**44,253**	44,294	43,869		
Branches and offices	**1,865**	1,869	1,844		

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) on page 10.

(2) Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3) Represents common shareholders' equity and non-controlling interest in the common equity of subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4) Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

(5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

Message to Stakeholders

Across the Scotiabank Group, our strategy is to build stronger relationships with existing customers, acquire new customers, effectively allocate capital and human resources, and leverage our core strengths – customer satisfaction, people, diversification, expense and risk management, and execution. Overall, we believe that we continue to grow, largely because of diversified and sustainable earnings generated by our three strong growth platforms – Domestic Banking, Scotia Capital and International Banking.

Domestic Banking

Our focus in Domestic Banking is to build volume and acquire customers by leveraging the winning products and services we have in place. We believe that our Domestic platform – our strength in sales and service, and our leading customer and employee satisfaction – gives us the capacity to do this. In recent quarters, we had solid gains in market share, with particular success in residential mortgages and core deposits. Also, in an independent survey, we led Canada's major banks for job satisfaction among account managers.

Scotia Capital

In Scotia Capital, we have in place processes and disciplines to continue to effectively manage our credit quality. This has contributed in part to the recent decline in specific provisions.

We are also looking at new areas for growth, especially non-lending sources of revenue, and places where we can begin to offer certain products on a global basis. This allows us, in both Canada and the U.S., to leverage our long-established client relationships, which has led to much stronger returns on equity compared to previous years.

International Banking

In International Banking, we have confidence that there are significant growth opportunities in many markets, due to the combination of under-utilization of financial services, generally higher economic growth rates and young populations.

Our primary focus is on Mexico – where we are increasing loans and deposits – and parts of the Caribbean and Central America. We also believe India, China and Malaysia offer good growth prospects over the long term.

Economic outlook

This year's improved international economic performance and rising commodity prices have bolstered Canadian prospects. Looking ahead to 2005, worldwide growth is expected to moderate to a more sustainable pace, with emerging inflationary pressures and a weaker U.S. dollar contributing to a gradual rise in interest rates.

The prospect of continued economic growth, together with the diversification and strength of our core businesses, will help the Scotiabank Group maintain its record of strong results for all our major stakeholders – our shareholders, customers, employees and the communities we serve.

Richard E. Waugh
President and Chief Executive Officer

Achievements

Domestic Banking

- For the second consecutive year, Scotiabank led Canada's major banks for job satisfaction among retail financial advisors, based on a recent report card issued by *Investment Executive*, Canada's national newspaper for financial service industry professionals. We increased our rating in 10 categories and were rated first in 11 of 24 categories, including branch managers and strategic focus.
- Our competitive products and excellent customer service continue to generate market share gains. In residential mortgages, a key product, our market share rose significantly over last year, leading all major competitors. As well, we have increased market share in personal chequing and savings accounts, based on the strength of the *Money Master®* High Interest Savings Account. Since its introduction almost three years ago, our market share has risen substantially.
- Scotiabank launched an innovative new VISA loyalty program, the *ScotiaStar Network™*. The program can be added to any VISA card, and cardholders can earn rebates of up to 10% at participating retailers. Still growing, the program is already accepted at more than 200 retailers with over 1,500 locations across the country.

International Banking

- In the Caribbean and Central America (C&CA), customer usage of self-service channels continues to increase, with more than 80,000 new active users year to date, as we launched Internet banking in El Salvador and U.S. Virgin Islands. Our four contact centres in the C&CA received more than 425,000 calls handled by our automated Interactive Voice Response technology and 320,000 calls that were handled by live agents. The contact centres also completed more than 32,000 outbound sales-related calls this quarter.
- The small business re-engineering process that was initiated in 2003 was expanded to a further eight countries in the C&CA region, bringing the total to 13. The credit application and adjudication process has been significantly streamlined, and customer response has been very positive. To date, one third of all C&CA small business clients have benefited from the new process.
- Scotiabank Inverlat continued to cement its leadership in Mexican capital markets. It has acted as lead arranger in several syndicated loan transactions, including a US$2.4 billion syndication for Telmex, the largest loan syndication in Latin American history. Inverlat retained its first-place ranking in Mexican commercial paper and short-term debt issuance, and was awarded a prestigious mandate to lead Pemex's first commercial paper issue in Mexico.

Scotia Capital

- Scotia Capital won several awards this quarter, including: Best Investment Bank in Canada (*Global Finance* magazine), Best Debt House in Canada (*Euromoney* magazine), and Best Corporate and Institutional Internet Bank in Canada, for a second year in a row (*Global Finance* magazine). The awards recognize our leadership in the industry, great team of people and our clear strategy to be the best at helping clients achieve financial success by providing relevant solutions to their unique needs.
- Scotia Capital acted as the exclusive financial advisor to Allstream Inc. on its $1.7 billion sale to Manitoba Telecom Services Inc.
- In a continuing relationship with the Yellow Pages Income Fund, Scotia Capital acted as the co-lead agent and co-bookrunner for the inaugural $750 million medium-term note issue in April. More recently, we were awarded the co-lead manager and co-bookrunner roles in their treasury offering of $743 million of trust units.

Employees and Human Resources

- Each June, the Bank surveys employees' satisfaction with their working environment. This year's results point to an increasingly satisfied team of employees, which we believe is the key to satisfied customers. Overall employee satisfaction was 82%, an increase of two points over last year. Across the Scotiabank Group, the Bank had a very high participation rate, with 87% of employees giving their input from virtually every country in which we do business, including – for the first time – those in Asia-Pacific.

Community involvement

- Participation doubled, and funds raised increased by more than 75% to $1.2 million in the second annual Rick Hansen Wheels in Motion, presented by Scotiabank in June. Some 28,000 people wheeled, biked, skated, ran and walked the 10 km course to aid people with spinal cord injuries.

Group Financial Performance

In the third quarter, the Bank reported good results in all its main businesses, a continuation of the trend in the first half of the year. Also contributing were lower provisions for credit losses in the third quarter, which were at their lowest quarterly level in over five years. As a result, net income for the nine-month period was a record, with the Bank earning through the adverse effect of the appreciation of the Canadian dollar.

Total revenue

Total revenue (on a taxable equivalent basis) for the third quarter was $2,569 million, compared to $2,639 million in the same period last year, primarily due to lower Canadian dollar net interest income and the negative effect of foreign currency translation.

Compared to the preceding quarter, total revenue fell $238 million, mainly as higher gains were realized last quarter on the sale of investment securities, including a $125 million gain on the sale of a portion of the Bank's investment holding in Shinsei Bank in Japan.

For the nine-month period ended July 31, 2004, total revenue grew to $7,964 million, up $112 million from the same period last year, notwithstanding a significant $487 million reduction caused by foreign currency translation. The largest contributor to the growth was higher gains on the sale of investment securities in 2004.

Net interest income

Net interest income (on a taxable equivalent basis) for the third quarter was $1,534 million, down $96 million or 6% from the same period of the prior year. Excluding the effect of foreign currency translation, net interest income fell by $58 million or 4%. Compared to the prior quarter, net interest income decreased $24 million.

Canadian currency net interest income was $73 million below the level of the same quarter last year. This was caused by lower net interest income in trading activities, higher outstanding securitization volumes and a decline in the net interest margin caused by the low interest rate environment. Partly offsetting this was exceptional growth in mortgages, accompanied by solid gains in other retail lending assets. Compared to the prior quarter, Canadian currency net interest income was unchanged.

The adoption of a new Canadian accounting standard for hedging in fiscal 2004 resulted in an increase in Canadian currency net interest income in the third quarter, which was largely offset by a related reduction in foreign currency net interest income.

Foreign currency net interest income was below the level earned in the same quarter a year ago but, excluding the effect of foreign currency translation, income grew $15 million. This increase arose from stronger U.S. funding spreads and higher income in the Caribbean, which was largely mitigated by lower demand and more selective lending in corporate banking. Compared to the second quarter, foreign currency net interest income declined $24 million, mainly from a quarter-over-quarter change in the amounts recorded under the new hedging accounting standard.

In the third quarter, the Bank's total interest margin was 2.15%, a decrease of 13 basis points from last year, and 6 basis points below last quarter.

For the nine-month period, net interest income (on a taxable equivalent basis) was $4,640 million, down $204 million or 4% from last year. Excluding the effect of foreign currency translation, net interest income rose $75 million or 2%, notwithstanding a compression in the Canadian dollar interest margin.

Other income

Other income was $1,035 million in the third quarter, an increase of $26 million or 3% from the same period of 2003. Excluding the effect of foreign currency translation, other income rose $55 million or 5%. This improvement resulted largely from higher gains realized on investment securities, strong merger and acquisition fees, and a rise in deposit and payment services revenues primarily in Canadian retail operations. These increases were partially offset by reduced levels of underwriting income, reflecting the recent softening in new issue activity, as well as decreases in securitization and credit fees. Compared to last quarter, other income fell 17%, due mainly to reduced gains on investment securities. As well, there were lower securitization revenues, reflecting the interest rate environment, and retail brokerage fees fell because of a decline in customer activity.

For the nine-month period, other income rose to $3,324 million, up $316 million from the same period last year. Excluding the effect of foreign currency translation, other income climbed $524 million or 17%, due mainly to higher gains on investment securities, accompanied by solid growth in deposit and payment services, and retail brokerage revenues. However, credit fees fell as a result of lower customer demand.

Non-interest expenses and productivity

In the third quarter of 2004, non-interest expenses were $1,472 million, an increase of $19 million or 1% compared to the same period of 2003. Excluding the effect of foreign currency translation, expenses rose $49 million, or 3%. This modest growth resulted from higher pension costs and other general business expenditures.

Compared to the prior quarter, expenses fell $51 million or 3%, mainly due to lower performance-based compen-

sation in line with reduced brokerage and trading revenues, and good expense control.

For the nine-month period, non-interest expenses rose $164 million or 4%. Excluding the effect of foreign currency translation, non-interest expenses increased by $355 million or 8%, due to higher stock-based and performance-based compensation, and staff benefits, as well as growth in mortgage appraisal and acquisition fees.

The Bank's productivity ratio – a measure of the efficiency with which revenues are generated – was 57.3% this quarter, compared to 55.1% in the same period last year and 54.3% last quarter. On a year-to-date basis, the productivity ratio was 55.3%, versus 54.0% in the same period a year ago.

Taxes

The Bank's effective tax rate for the third quarter was 20.0%, versus 23.7% in the same period a year ago and 22.7% last quarter. These decreases mainly arose from higher tax savings in the Bank's foreign operations. For the nine-month period, the effective tax rate was 20.8%, compared to 22.9% in 2003.

Non-controlling interest

The deduction for the non-controlling interest in the Bank's net income was $50 million for the quarter, down $19 million from the same period a year ago, and $5 million below last quarter. The year-over-year reduction was mainly due to decreases in the non-controlling interest in Scotiabank Inverlat, as the Bank increased its ownership to 97% earlier in 2004.

Preferred dividends

The preferred dividends paid, which are a deduction to determine the Bank's net income available to common shareholders, were $6 million for the third quarter, down from $10 million in the same period last year, but unchanged from the previous quarter. For the nine-month period, preferred dividends paid were $32 million, a reduction from $61 million in the same period of the prior year. These decreases resulted from the redemption of the Series 9 Non-cumulative Preferred Shares on April 28, 2003, and the Series 11 Non-cumulative Preferred Shares on January 28, 2004.

Risk management

The Bank's key risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2003 Annual Report.

Credit risk

Credit quality continued to improve in the quarter. The provision for credit losses was $50 million in the third quarter, comprised of $100 million in specific provisions partly offset by a $50 million reduction in the general allowance for credit losses. This quarter's specific provisions were a significant improvement over the $200 million in the same quarter last year, and $130 million last quarter.

In Domestic Banking, credit quality in the retail portfolios remained strong, with low credit losses and stable delinquency ratios. Specific provisions against the commercial portfolio were relatively modest and have declined over the last two quarters.

Specific provisions for credit losses in International Banking were only $2 million this quarter, due to higher provision reversals and recoveries.

In Scotia Capital, specific provisions declined $104 million from the same quarter last year, and were down slightly from the previous quarter. Stronger economic conditions, increased corporate profitability and our focus on managing this portfolio have resulted in continued improvement in credit quality over the past year.

The $50 million reduction in the general allowance for credit losses during the quarter resulted from the sustained improvement in credit conditions and falling loan volumes in Scotia Capital. If recent trends in credit quality continue, there may be further reductions in the general allowance.

Total net impaired loans, after deducting the allowance for credit losses (both specific and general), were negative $227 million as at July 31, 2004, a substantial improvement of $544 million over the same period a year ago, and $123 million from the preceding quarter.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter of 2004, the average one-day VaR rose to $10.2 million, from $9.0 million in the same quarter of last year. This was primarily due to an increase in interest rate risk, which was partially offset by a reduction in equity and foreign exchange risk. Compared to last quarter, most of the change also arose in the interest rate category. These VaR levels represent a moderate level of market risk, given the size of the Bank.

	Average for the three months ended		
Risk factor (*$ millions*)	**July 31 2004**	April 30 2004	July 31 2003
Interest rate	**$ 10.1**	$ 7.0	$ 5.2
Equities	**3.4**	4.5	6.5
Foreign exchange	**1.3**	1.2	2.1
Commodities	**0.7**	1.0	0.8
Diversification	**(5.3)**	(5.5)	(5.6)
All-Bank VaR	**$ 10.2**	$ 8.2	$ 9.0

Trading revenue was positive on more than 95% of the days in the quarter, compared to 87% last quarter. No single day's loss exceeded the one-day VaR.

Liquidity risk

The Bank manages liquidity to ensure it has the ability to generate or obtain funds to meet current and future financial obligations in a cost-effective manner. This involves maintaining sufficient liquid assets, other cash resources and diverse sources of funding.

Scotiabank obtains funding through a broad range of sources, including retail and commercial deposits, wholesale funding and capital. The Bank also raises term funding through asset securitizations of mortgages and personal loans.

The Bank maintains large holdings of liquid assets to support its operations. As at July 31, 2004, liquid assets were $77 billion (April 30, 2004 – $73 billion), representing 27% of total assets (April 30, 2004 – 26%).

In the course of its day-to-day activities, the Bank pledges assets to secure an obligation, participate in a clearing or settlement system, or to operate in a foreign jurisdiction. As at July 31, 2004, total assets pledged or sold under repurchase agreements were $40 billion, unchanged from last quarter. The majority of these assets relate to repurchase agreements, as well as pledges for securities borrowing and lending activities.

Balance sheet

The Bank's total assets were $287 billion as at July 31, 2004, an increase of $5 billion or 2% from July 31, 2003, and up $3 billion from last quarter.

The year-over-year growth in assets included strong gains in retail lending, with residential mortgages up $8 billion, and other personal loans and credit cards rising $4 billion, as well as higher trading securities of $6 billion. These increases were partially offset by $6 billion from the effect of foreign currency translation, as well as a $5 billion reduction in corporate lending.

Compared to July 31, 2003, total liabilities increased $4 billion. In Canada, there was strong growth of $3 billion in current accounts, along with continued expansion of personal deposits, especially in the Bank's popular Money Master accounts, which increased $4 billion during this period. This growth was partially offset by the effect of foreign currency translation, as well as decreases in trading derivatives and securities sold under repurchase agreements.

Common shareholders' equity was $15 billion as at July 31, 2004, an increase of $1 billion over the past year. This growth arose mainly from strong net income less the effect of foreign currency translation recorded in shareholders' equity.

In the nine-month period since the Bank's October 31, 2003 year end, total assets were up $1 billion. This increase was largely driven by growth in retail lending and trading securities, partially offset by declines in U.S. and European corporate loans, as well as lower trading derivatives.

As at July 31, 2004, the surplus of the market value over book value of the Bank's investment securities was $887 million, compared to $1,007 million last quarter end. This decrease arose mainly from a lower market value for the Bank's holdings in Shinsei Bank in Japan, along with the realization of gains on the sale of investment securities in the quarter.

Capital management

The Bank has a very strong level of capital, resulting from consistent increases over the past several years. As at July 31, 2004, the Bank's Tier 1 ratio was 11.3%, a significant improvement of 70 basis points over the same quarter last year, and up 10 basis points from the prior quarter. These improvements arose from strong earnings and modest decreases in risk-weighted assets.

The Bank's tangible common equity ratio (which represents common equity less goodwill and intangibles as a percentage of risk-weighted assets) was 9.5% at the end of the third quarter, up 80 basis points from last year, and 10 basis points higher than last quarter. This ratio remains higher than that of the other major Canadian banks.

Common dividend

The Bank paid a dividend of 30 cents per common share in the third quarter, which was 36% higher than the same period a year ago and 20% above last quarter. This reflects the Bank's ongoing commitment to dividend growth and increasing shareholder returns.

At its meeting on August 31, 2004, the Board of Directors approved a quarterly dividend of 30 cents per common share, payable on October 27, 2004, to shareholders of record on October 5, 2004.

Outlook

We remain confident that our three diversified business lines will enable us to deliver solid earnings in a moderate economic growth environment. However, we face continuing challenges from the appreciation of the Canadian dollar, compression in interest margins, and lack of corporate loan demand in the U.S. As well, the large securities gains realized to date in 2004 will not be sustainable at these levels. That being said, with record nine-month earnings to date, we fully expect to meet our key targets that we have set for 2004.

Domestic Banking

(Unaudited) ($ millions) (Taxable equivalent basis)[1]	For the three months ended July 31 2004	April 30 2004	July 31 2003	For the nine months ended July 31 2004	July 31 2003
Business line income					
Net interest income	**$ 886**	$ 901	$ 866	**$ 2,664**	$ 2,596
Provision for credit losses	**(70)**	(81)	(71)	**(243)**	(224)
Other income	**414**	424	399	**1,255**	1,122
Non-interest expenses	**(805)**	(803)	(778)	**(2,372)**	(2,232)
Provision for income taxes	**(136)**	(148)	(144)	**(423)**	(432)
Net income	**$ 289**	$ 293	$ 272	**$ 881**	$ 830
Other measures					
Return on equity[2]	**31.4%**	32.7%	30.8%	**32.1%**	31.5%
Average assets *($ billions)*	**$ 113**	$ 109	$ 102	**$ 110**	$ 100

(1) Refer to footnote (2) on page 10.
(2) Refer to footnote (4) on page 10.

Domestic Banking, which includes Wealth Management, reported net income of $289 million in the third quarter, an increase of $17 million or 6% over last year. Domestic Banking accounted for 39% of the Bank's total net income this quarter, with an ROE of 31%. Quarter over quarter, net income fell 1%.

For the nine-month period, net income grew $51 million or 6% to $881 million from the same period last year.

Net interest income rose modestly by 2% this quarter versus the same period last year, as strong ongoing increases in retail lending, core retail deposits and business deposits were mostly offset by a lower margin. Asset growth was led by residential mortgages, where balances grew by $9.6 billion from a year ago, including a record $3.6 billion this quarter.

Other income was up $15 million or 4% from the same quarter a year ago, with broad-based growth, including higher transaction-based fees, mutual fund fees and foreign exchange revenues. Quarter over quarter, the decline in other income was mainly due to lower retail brokerage revenues from a reduction in customer trading volumes.

Credit quality was strong in both the retail and commercial portfolios.

Non-interest expenses grew 3% from the same quarter last year. This increase was due to merit-based growth in salaries and higher pension costs. Also contributing to the rise in expenses were higher mortgage acquisition costs and growth in processing expenses, consistent with volume growth.

Quarter over quarter, expenses were relatively unchanged as lower performance-based compensation was offset by higher mortgage acquisition costs.

Scotia Capital

(Unaudited) ($ millions) (Taxable equivalent basis)[1]	For the three months ended July 31 2004	April 30 2004	July 31 2003	For the nine months ended July 31 2004	July 31 2003
Business line income					
Net interest income	**$ 230**	$ 261	$ 315	**$ 745**	$ 970
Provision for credit losses	**(28)**	(32)	(132)	**(131)**	(527)
Other income	**309**	328	330	**969**	994
Non-interest expenses	**(249)**	(268)	(262)	**(758)**	(741)
Provision for income taxes	**(66)**	(78)	(58)	**(215)**	(196)
Net income	**$ 196**	$ 211	$ 193	**$ 610**	$ 500
Other measures					
Return on equity[2]	**19.3%**	20.0%	14.2%	**18.8%**	11.3%
Average assets *($ billions)*	**$ 108**	$ 114	$ 116	**$ 111**	$ 120

(1) Refer to footnote (2) on page 10.
(2) Refer to footnote (4) on page 10.

Scotia Capital reported earnings of $196 million this quarter, a modest increase from a year ago, but down $15 million or 7% from last quarter. However, ROE was a solid 19% in the quarter, well ahead of the levels earned in recent years.

For the nine months ended July 31, 2004, net income was $610 million, a significant increase of $110 million or 22% over last year, primarily due to lower provisions for credit losses.

Total revenues in the third quarter of 2004 decreased 17% from last year, primarily from the reduction in loan volumes and credit fees in North America and Europe, as a result of more selective lending and increased liquidity in the capital markets.

Total revenues fell $50 million or 9% from the second quarter, primarily due to lower trading revenues. While strong revenues were earned from derivatives, foreign exchange trading and precious metals, they fell short of the peaks achieved in recent quarters. In addition, challenging market conditions depressed revenues from new equity issues. However, revenues were bolstered in the quarter by merger and acquisition fees, which were at their highest level in the past several quarters.

Provisions for credit losses were $28 million in the third quarter, a significant decline of $104 million from last year, reflecting an improvement in all corporate lending portfolios, most notably in the U.S. There was also a modest reduction in credit losses compared to last quarter. For the nine-month period, credit losses were $131 million, a significant improvement from $527 million last year.

Total non-interest expenses fell 5% from last year and were 7% below the previous quarter, primarily due to lower performance-based compensation, in line with the decline in revenues.

International Banking

	For the three months ended			For the nine months ended	
(Unaudited) ($ millions) *(Taxable equivalent basis)*[1]	**July 31 2004**	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Business line income					
Net interest income	**$ 481**	$ 513	$ 506	**$ 1,442**	$ 1,534
Provision for credit losses	**(2)**	(18)	3	**(27)**	(28)
Other income	**181**	197	174	**552**	584
Non-interest expenses	**(390)**	(426)	(402)	**(1,206)**	(1,253)
Provision for income taxes	**(35)**	(44)	(71)	**(118)**	(198)
Non-controlling interest in net income of subsidiaries	**(17)**	(22)	(35)	**(62)**	(126)
Net income	**$ 218**	$ 200	$ 175	**$ 581**	$ 513
Other measures					
Return on equity[2]	**24.6%**	24.2%	21.7%	**22.8%**	21.2%
Average assets *($ billions)*	**$ 50**	$ 49	$ 50	**$ 49**	$ 53

(1) Refer to footnote (2) on page 10.
(2) Refer to footnote (4) on page 10.

International Banking reported net income of $218 million this quarter, a significant increase of $43 million or 24% from last year, with higher contributions from all regions, namely the Caribbean, Latin America and Asia. This was achieved notwithstanding the negative effect of the appreciation of the Canadian dollar against the Mexican peso and many Caribbean currencies. Compared to the prior quarter, net income grew $18 million or 9%.

For the nine months ended July 31, 2004, net income was $581 million, up a substantial $68 million or 13% over the same period last year.

Scotiabank Inverlat's third quarter contribution rose substantially over last year, following the increase in the Bank's ownership level to 97% earlier in 2004, and the recognition of benefits from Inverlat's tax loss carryforwards in the consolidated results. As well, Inverlat's earnings rose from strong business growth. Compared to last quarter, Inverlat's contribution increased moderately continuing the steady growth of the past several quarters. Net income from the remaining operations in Latin America was below last year, as a result of lower gains on the sale of emerging market securities. However, results rose slightly from last quarter.

Caribbean net income increased by 21% from last year, earning through the negative effect of foreign currency translation as the Canadian dollar appreciated against many Caribbean currencies. The earnings growth was led by a greater contribution from the Dominican Republic. In addition, there was continued growth in retail loans and deposits across the region. Net income was slightly higher than last quarter as a result of lower expenses.

In Asia, net income exceeded both last year and last quarter, primarily due to lower credit losses.

Other[1]

(Unaudited) ($ millions) (Taxable equivalent basis)[2]		For the three months ended July 31 2004		April 30 2004		July 31 2003		For the nine months ended July 31 2004		July 31 2003
Business line income										
Net interest income[3]	**$**	**(131)**	$	(182)	$	(132)	**$**	**(412)**	$	(466)
Provision for credit losses		**50**		1		–		**51**		6
Other income		**131**		300		106		**548**		308
Non-interest expenses		**(28)**		(26)		(11)		**(65)**		(11)
Provision for income taxes[3]		**41**		22		57		**129**		224
Non-controlling interest in net income of subsidiaries		**(33)**		(33)		(34)		**(100)**		(87)
Net income	**$**	**30**	$	82	$	(14)	**$**	**151**	$	(26)
Other measures										
Average assets *($ billions)*	**$**	**13**	$	14	$	16	**$**	**14**	$	17

Other segments, which include Group Treasury, reported net income of $30 million for the quarter, versus a loss of $14 million in the same quarter last year. This improvement was largely due to the $50 million reduction in the general allowance for credit losses this quarter.

Compared to the prior quarter, net income fell $52 million, largely because last quarter included a $125 million ($81 million after tax) gain realized on the sale of a portion of the Bank's investment holding in Shinsei Bank. Partly offsetting this was the $50 million reduction in the general allowance this quarter. Net interest income also improved quarter over quarter, mainly from the mark-to-market adjustment for certain derivatives that no longer qualified as hedges under the new accounting rules.

Total

(Unaudited) ($ millions)		For the three months ended July 31 2004		April 30 2004		July 31 2003		For the nine months ended July 31 2004		July 31 2003
Business line income										
Net interest income	**$**	**1,466**	$	1,493	$	1,555	**$**	**4,439**	$	4,634
Provision for credit losses		**(50)**		(130)		(200)		**(350)**		(773)
Other income		**1,035**		1,249		1,009		**3,324**		3,008
Non-interest expenses		**(1,472)**		(1,523)		(1,453)		**(4,401)**		(4,237)
Provision for income taxes		**(196)**		(248)		(216)		**(627)**		(602)
Non-controlling interest in net income of subsidiaries		**(50)**		(55)		(69)		**(162)**		(213)
Net income	**$**	**733**	$	786	$	626	**$**	**2,223**	$	1,817
Other measures										
Return on equity[4]		**19.4%**		21.8%		17.7%		**20.2%**		17.2%
Average assets *($ billions)*	**$**	**284**	$	286	$	284	**$**	**284**	$	290

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2004 ($68), April 30, 2004 ($65), and July 31, 2003 ($75), and for the nine months ended July 31, 2004 ($201), and July 31, 2003 ($210), to arrive at the amounts reported in the Consolidated Statement of Income.

(4) For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

(Unaudited)		For the three months ended			For the nine months ended	
		July 31 2004	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Net income *($ millions)*						
Canada		**$ 421**	$ 387	$ 375	**$ 1,278**	$ 1,192
United States		**89**	91	89	**258**	204
Other international		**244**	336	205	**764**	514
Corporate adjustments		**(21)**	(28)	(43)	**(77)**	(93)
		$ 733	$ 786	$ 626	**$ 2,223**	$ 1,817
Average assets *($ billions)*						
Canada		**$ 190**	$ 188	$ 177	**$ 188**	$ 174
United States		**19**	22	32	**22**	36
Other international		**74**	74	71	**72**	76
Corporate adjustments		**1**	2	4	**2**	4
		$ 284	$ 286	$ 284	**$ 284**	$ 290

Share Capital

(thousands of shares)	As at **July 31 2004**(1)
Preferred shares Series 12	**12,000**
Class A preferred shares issued by Scotia Mortgage Investment Corporation	**250**
Series 2000-1 trust securities issued by BNS Capital Trust	**500**(2)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	**750**(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	**750**(2)
Common shares outstanding	**1,008,181**
Outstanding options granted under the Stock Option Plans to purchase common shares	**44,365**(3)

(1) As at August 23, 2004, the number of outstanding common shares and options were 1,008,271 and 44,269, respectively. The number of other securities disclosed in this table were unchanged.

(2) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

(3) Included are 14,602 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2003, consolidated financial statements presented in the 2003 Annual Report, and Note 4 on page 17 of this report.

Forward-looking statements This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC's website at www.sec.gov.

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) ($ millions)	For the three months ended July 31 2004	April 30 2004	July 31 2003	For the nine months ended July 31 2004	July 31 2003
Interest income					
Loans	**$ 2,248**	$ 2,235	$ 2,473	**$ 6,783**	$ 7,606
Securities	**657**	674	718	**2,015**	2,205
Deposits with banks	**116**	107	111	**321**	342
	3,021	3,016	3,302	**9,119**	10,153
Interest expense					
Deposits	**1,196**	1,101	1,294	**3,532**	4,011
Subordinated debentures	**29**	27	26	**82**	113
Other	**330**	395	427	**1,066**	1,395
	1,555	1,523	1,747	**4,680**	5,519
Net interest income	**1,466**	1,493	1,555	**4,439**	4,634
Provision for credit losses (Note 6)	**50**	130	200	**350**	773
Net interest income after provision for credit losses	**1,416**	1,363	1,355	**4,089**	3,861
Other income					
Card revenues	**58**	53	49	**172**	146
Deposit and payment services	**169**	161	153	**485**	445
Mutual funds	**43**	43	41	**127**	120
Investment management, brokerage and trust services	**123**	143	116	**391**	333
Credit fees	**150**	144	181	**440**	526
Trading revenues	**101**	105	101	**358**	394
Investment banking	**160**	183	195	**504**	508
Net gain on investment securities	**106**	247	28	**423**	93
Securitization revenues	**17**	40	43	**85**	114
Other	**108**	130	102	**339**	329
	1,035	1,249	1,009	**3,324**	3,008
Net interest and other income	**2,451**	2,612	2,364	**7,413**	6,869
Non-interest expenses					
Salaries and staff benefits	**875**	907	877	**2,623**	2,508
Premises and technology	**283**	282	295	**846**	851
Communications	**62**	60	61	**181**	190
Advertising and business development	**51**	53	48	**151**	144
Professional	**39**	47	30	**115**	101
Business and capital taxes	**37**	36	38	**110**	111
Other	**125**	138	104	**375**	301
Loss on disposal of subsidiary operations	**–**	–	–	**–**	31
	1,472	1,523	1,453	**4,401**	4,237
Income before the undernoted	**979**	1,089	911	**3,012**	2,632
Provision for income taxes	**196**	248	216	**627**	602
Non-controlling interest in net income of subsidiaries	**50**	55	69	**162**	213
Net income	**$ 733**	$ 786	$ 626	**$ 2,223**	$ 1,817
Preferred dividends paid and other	**6**	6	10	**32**	61
Net income available to common shareholders	**$ 727**	$ 780	$ 616	**$ 2,191**	$ 1,756
Average number of common shares outstanding(1) *(millions)*:					
Basic	**1,008**	1,011	1,010	**1,010**	1,009
Diluted	**1,024**	1,028	1,027	**1,026**	1,025
Earnings per common share(1) *(in dollars)*:					
Basic	**$ 0.72**	$ 0.77	$ 0.61	**$ 2.17**	$ 1.74
Diluted	**$ 0.71**	$ 0.75	$ 0.60	**$ 2.13**	$ 1.71
Dividends per common share(1) *(in dollars)*	**$ 0.30**	$ 0.25	$ 0.22	**$ 0.80**	$ 0.62

(1) Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheet

(Unaudited) ($ millions)	As at July 31 2004	April 30 2004	October 31 2003	July 31 2003
Assets				
Cash resources				
Cash and non-interest-bearing deposits with banks	**$ 1,411**	$ 1,417	$ 1,373	$ 1,301
Interest-bearing deposits with banks	**16,840**	16,668	17,111	15,776
Precious metals	**2,275**	2,627	2,097	2,188
	20,526	20,712	20,581	19,265
Securities				
Investment	**18,343**	18,377	20,293	19,186
Trading	**46,161**	42,184	42,899	40,435
	64,504	60,561	63,192	59,621
Loans				
Residential mortgages	**66,955**	63,829	61,646	59,189
Personal and credit cards	**29,475**	28,432	26,277	25,325
Business and governments	**61,259**	62,485	64,313	68,762
Securities purchased under resale agreements	**21,307**	21,225	22,648	22,843
	178,996	175,971	174,884	176,119
Allowance for credit losses (Note 6)	**3,242**	3,303	3,217	3,498
	175,754	172,668	171,667	172,621
Other				
Customers' liability under acceptances	**6,494**	7,219	6,811	6,956
Land, buildings and equipment	**1,872**	1,872	1,944	2,019
Trading derivatives' market valuation	**11,163**	13,745	15,308	14,639
Goodwill	**271**	280	270	348
Other intangible assets	**246**	253	284	282
Other assets	**6,060**	6,324	5,835	6,409
	26,106	29,693	30,452	30,653
	$ 286,890	$ 283,634	$ 285,892	$ 282,160
Liabilities and shareholders' equity				
Deposits				
Personal	**$ 79,569**	$ 79,464	$ 76,431	$ 77,144
Business and governments	**97,478**	95,486	93,541	90,398
Banks	**24,086**	22,691	22,700	22,742
	201,133	197,641	192,672	190,284
Other				
Acceptances	**6,494**	7,219	6,811	6,956
Obligations related to securities sold under repurchase agreements	**23,299**	22,535	28,686	27,904
Obligations related to securities sold short	**11,421**	9,527	9,219	9,640
Trading derivatives' market valuation	**10,972**	12,645	14,758	14,144
Other liabilities	**13,094**	13,697	14,145	13,463
Non-controlling interest in subsidiaries	**2,280**	2,277	2,326	2,335
	67,560	67,900	75,945	74,442
Subordinated debentures	**2,666**	2,686	2,661	2,701
Shareholders' equity				
Capital stock				
Preferred shares	**550**	550	800	800
Common shares and contributed surplus	**3,204**	3,187	3,141	3,131
Retained earnings	**12,881**	12,512	11,747	11,392
Cumulative foreign currency translation	**(1,104)**	(842)	(1,074)	(590)
	15,531	15,407	14,614	14,733
	$ 286,890	$ 283,634	$ 285,892	$ 282,160

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the nine months ended **July 31 2004**	July 31 2003
Preferred shares		
Bank:		
Balance at beginning of period	**$ 550**	$ 1,025
Redeemed	**(250)**	(475)
Balance at end of period	**300**	550
Scotia Mortgage Investment Corporation	**250**	250
Total	**550**	800
Common shares and contributed surplus		
Common shares:		
Balance at beginning of period	**3,140**	3,002
Issued	**88**	145
Purchased for cancellation	**(25)**	(17)
Balance at end of period	**3,203**	3,130
Contributed surplus: Fair value of stock options	**1**	1
Total	**3,204**	3,131
Retained earnings		
Balance at beginning of period	**11,747**	10,398
Net income	**2,223**	1,817
Dividends: Preferred	**(22)**	(42)
Common	**(808)**	(626)
Purchase of shares and premium on redemption	**(259)**	(144)
Other	**–**	(11)
Balance at end of period	**12,881**	11,392
Cumulative foreign currency translation		
Balance at beginning of period	**(1,074)**	102
Net unrealized foreign exchange translation gains/(losses)[1]	**(30)**	(692)
Balance at end of period	**(1,104)**	(590)
Total shareholders' equity at end of period	**$ 15,531**	$ 14,733

(1) Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $131 (July 31, 2003 – $(1,370)) and gains/(losses) from related foreign exchange hedging activities of $(161) (July 31, 2003 – $678).

The accompanying notes are an integral part of these interim consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows (*Unaudited*) (*$ millions*)	For the three months ended **July 31 2004**	July 31 2003	For the nine months ended **July 31 2004**	July 31 2003
Cash flows from operating activities				
Net income	**$ 733**	$ 626	**$ 2,223**	$ 1,817
Adjustments to net income to determine cash flows	**(51)**	292	**9**	971
Net accrued interest receivable and payable	**(37)**	68	**(223)**	311
Trading securities	**(4,405)**	(2,323)	**(3,374)**	(6,973)
Trading derivatives' market valuation, net	**875**	(183)	**364**	(261)
Other, net	**560**	(1,397)	**(524)**	(1,128)
	(2,325)	(2,917)	**(1,525)**	(5,263)
Cash flows from financing activities				
Deposits	**5,979**	3,315	**7,514**	4,123
Obligations related to securities sold under repurchase agreements	**1,166**	(6,998)	**(5,233)**	(1,428)
Obligations related to securities sold short	**1,966**	498	**2,205**	1,002
Subordinated debenture redemptions/repayments	**–**	(343)	**–**	(1,059)
Capital stock issued	**23**	67	**88**	145
Capital stock redeemed/purchased for cancellation	**(62)**	–	**(534)**	(636)
Cash dividends paid	**(308)**	(233)	**(830)**	(668)
Other, net	**(512)**	(257)	**(360)**	(472)
	8,252	(3,951)	**2,850**	1,007
Cash flows from investing activities				
Interest-bearing deposits with banks	**(576)**	(531)	**593**	(350)
Loans, excluding securitizations	**(5,761)**	6,149	**(6,782)**	2,631
Loan securitizations	**859**	701	**2,735**	1,828
Investment securities, net	**(268)**	571	**2,833**	1,081
Land, buildings and equipment, net of disposals	**(64)**	(21)	**(139)**	(77)
Other, net[(1)]	**–**	(6)	**(59)**	(471)
	(5,810)	6,863	**(819)**	4,642
Effect of exchange rate changes on cash and cash equivalents	**(27)**	(23)	**8**	(104)
Net change in cash and cash equivalents	**90**	(28)	**514**	282
Cash and cash equivalents at beginning of period	**1,321**	899	**897**	589
Cash and cash equivalents at end of period	**$ 1,411**	$ 871	**$ 1,411**	$ 871
Represented by:				
Cash and non-interest-bearing deposits with banks	**$ 1,411**	$ 1,301		
Cheques and other items in transit, net liability	**–**	(430)		
Cash and cash equivalents at end of period	**$ 1,411**	$ 871		
Cash disbursements made for:				
Interest	**$ 1,462**	$ 1,727	**$ 4,899**	$ 5,438
Income taxes	**$ 135**	$ 24	**$ 571**	$ 311

(1) Represents investment in subsidiaries.

The accompanying notes are an integral part of these interim consolidated financial statements.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1. New accounting policies:

Hedging

Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the Canadian Institute of Chartered Accountants (CICA). This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. Income and expenses on derivative instruments designated and qualifying as hedges under this guideline are recognized in the Consolidated Statement of Income in the same period as the related hedged item. Asset-liability management (non-trading) derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income – other.

The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank's results of operations.

Generally accepted accounting principles

Effective November 1, 2003, the Bank, as required, prospectively adopted a new CICA standard for financial reporting. This standard (section 1100) formalizes the Canadian GAAP framework and specifies that industry practice is no longer recognized as a source of GAAP. The changes in accounting policies as a result of adopting this standard did not have a material impact on the Bank's results of operations and are set out below.

Computer software development costs

Effective November 1, 2003, certain costs incurred for software development are capitalized and amortized over the useful life of the software. Previously, these costs were expensed as incurred.

Common shares

The Bank's broker-dealer subsidiary, as permitted by Bank Act regulations, trades in the Bank's shares. Prior to November 1, 2003, these shares were accounted for as trading securities. Effective November 1, 2003, trades in the Bank's shares are accounted for as capital transactions in shareholders' equity.

Mortgage prepayment fees

Prior to November 1, 2003, mortgage prepayment fees were deferred by the Bank and amortized over the remaining term of the original mortgage. As at October 31, 2003, deferred mortgage prepayment fees of $75 million were recorded in other liabilities. Effective November 1, 2003, the Bank recognizes mortgage prepayment fees in interest income unless only minor modifications (based on a present value cash flow test) were made to the mortgage, in which case they continue to be deferred and amortized. The majority of these prepayment fees continue to be deferred and amortized.

Other

The Bank continues to evaluate the presentation of certain asset and liability balances on the Consolidated Balance Sheet. The impact of these changes is not expected to be material to the consolidated financial statements.

2. Future accounting changes:

Consolidation of variable interest entities (VIEs)

In March 2004, the CICA issued a draft document amending the VIE accounting guideline, previously issued in June 2003, to harmonize with the December 2003 revisions to the U.S. VIE accounting standard. Under these revisions, the Bank does not expect to consolidate most of the mutual funds it sponsors, nor its personal and corporate trust structures. Apart from this change, the disclosure of the estimated financial statement impact described in Note 2 to the consolidated financial statements for the year ended October 31, 2003, continues to apply. As implementation issues are addressed and revisions to the accounting guideline are made, the estimated impact of this new guideline may change.

Liabilities and equity

In January 2004, the CICA issued a new pronouncement amending the accounting for certain financial instruments, which have the characteristics of both a liability and equity. This pronouncement requires certain contractual obligations that can be settled at the issuer's option by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than as equity. This change in accounting would be applied retroactively, with restatement of comparative amounts, and is effective for the Bank's interim financial statements commencing November 1, 2004.

The Bank expects that the $250 million of preferred shares issued by Scotia Mortgage Investment Corporation and $2.0 billion of Scotiabank Trust Securities will be reclassified from shareholders' equity and non-controlling interest in subsidiaries, respectively, to liabilities. This will not impact the Bank's capital ratios, as the Superintendent of Financial Institutions Canada has confirmed that these existing securities will remain eligible as Tier 1 capital.

3. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables on pages 8 to 10.

4. Significant capital transactions

On January 28, 2004, the Bank redeemed $250 million Series 11 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share, which included a premium of $1 per share.

On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Amounts presented in this report relating to the number of common shares, as well as all per share amounts, have been retroactively adjusted.

In the first quarter, the Bank initiated a new normal course issuer bid. Following the payment of the stock dividend, the number of shares authorized for purchase was adjusted to 50 million. This represents approximately 5 per cent of the Bank's outstanding common shares. The bid will terminate on the earlier of January 5, 2005, or the date the Bank completes its purchases. During the quarter, the Bank purchased 1.7 million common shares at an average cost of $35.45. For the nine months ended July 31, 2004, 7.9 million common shares were purchased at an average price of $34.63.

5. Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected as the mortgages are insured. The following table summarizes the Bank's sales.

	For the three months ended			For the nine months ended	
($ millions)	**July 31 2004**	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Net cash proceeds	**$ 859**	$ 909	$ 701	**$ 2,735**	$ 1,828
Retained interest	**23**	32	33	**82**	71
Retained servicing liability	**(6)**	(5)	(4)	**(18)**	(11)
	876	936	730	**2,799**	1,888
Residential mortgages securitized	**871**	908	704	**2,754**	1,846
Net gain on sale	**$ 5**	$ 28	$ 26	**$ 45**	$ 42

6. Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended			For the nine months ended	
($ millions)	**July 31 2004**	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Balance at beginning of period	**$ 3,317**	$ 3,270	$ 3,995	**$ 3,580**	$ 3,848
Presented with securities	**–**	–	–	**(363)[1]**	–
Write-offs	**(117)**	(140)	(258)	**(434)**	(580)
Recoveries	**46**	33	40	**119**	119
Provision for credit losses	**50[3]**	130	200	**350[2][3]**	773
Other, including foreign exchange adjustment	**(40)**	24	(81)	**4**	(264)
Balance at the end of period[2][3]	**$ 3,256**	$ 3,317	$ 3,896[4]	**$ 3,256**	$ 3,896[4]

(1) Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2) As at July 31, 2004, $14 (April 30, 2004 – $14; July 31, 2003 – $nil) has been recorded in other liabilities.

(3) As at July 31, 2004, the general allowance for credit losses was $1,425 (April 30, 2004 – $1,475; July 31, 2003 – $1,475).

(4) Includes the country risk allowance related to investment securities of $398, which was deducted from investment securities.

7. Employee future benefits

Employee future benefits include pensions and other retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expense for the Bank's principal plans[1].

	For the three months ended			For the nine months ended	
($ millions)	**July 31 2004**	April 30 2004	July 31 2003	**July 31 2004**	July 31 2003
Benefit expense					
Pension plans	**$ 21**	$ 22	$ 6	**$ 65**	$ 18
Other benefit plans	**26**	26	23	**78**	67
	$ 47	$ 48	$ 29	**$ 143**	$ 85

(1) Other minor plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2004

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 6	April 28
July 6	July 28
October 5	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, August 31, 2004, at 3:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

A telephone replay of the conference call will be available from August 31, 2004, to September 14, 2004, by calling (416) 640-1917 and entering the identification code 21080533#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West,
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Telephone: 1-800-962-4284

Co-Transfer Agent (United Kingdom)[1]
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom
Telephone: +44 870 702 0003
Fax: +44 870 703 6101

(1) Effective as of the close of business on March 30, 2004, the Bank's common shares are no longer listed on the London Stock Exchange and the Official List of the UK Listing Authority.

For other shareholder enquiries,
please contact the Secretary's Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-5090
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version française

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Scotiabank™